UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Full Year 2016 Earnings PresentationFebruary 27, 2017

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Such statements reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Atlantica Yield plc undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; Changes in government regulations providing incentives and subsidies for renewable energy; Political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; Challenges in achieving growth and making acquisitions due to our dividend policy; Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Increases in the cost of energy and gas, which could increase our operating costs; Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; Inability to replace expiring or terminated offtake agreements with similar agreements; New technology or changes in industry standards; Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; Reliance on third-party contractors and suppliers; Risks associated with acquisitions and investments; Deviations from our investment criteria for future acquisitions and investments; Failure to maintain safe work environments; Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; Insufficient insurance coverage and increases in insurance cost; Litigation and other legal proceedings including claims due to Abengoa’s restructuring process; Reputational risk, including damage to the reputation of Abengoa; The loss of one or more of our executive officers; Failure of information technology on which we rely to run our business; Revocation or termination of our concession agreements or power purchase agreements; Lowering of revenues in Spain that are mainly defined by regulation; Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; Changes to national and international law and policies that support renewable energy resources; Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; Disruptions in our operations as a result of our not owning the land on which our assets are located; Risks associated with maintenance, expansion and refurbishment of electric generation facilities; Failure of our assets to perform as expected; Failure to receive dividends from all project and investments; Variations in meteorological conditions; Disruption of the fuel supplies necessary to generate power at our conventional generation facilities; Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; Failure to meet certain covenants under our financing arrangements; Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; Failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; Uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; Our ability to consummate future acquisitions from Abengoa; Changes in our tax position and greater than expected tax liability; Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of February 27, 2017. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages                      Strong Full Year 2016 Financials, Meeting Guidance$971.8 M (+23%) of Revenues$772.1 M (+21%) of Further Adj. EBITDA Incl. Unconsolidated Affiliates1$171.2 M (-4%) of CAFD2  Capital Structure Reinforced: Lower Net Debt and Successful Refinancing  Key 2016 Strategic Priorities Achieved: A Much Stronger Atlantica Yield  Dividend of $0.25 per Share Declared, a 53% Increase Versus Last Quarter  2017 Strategic Priorities  (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil or its compensation ($27.9M for the year 2016) and our share in EBITDA of unconsolidated affiliates ($8.8M related to Honaine for the year 2016).(2) CAFD includes $27.9M compensation of preferred equity investment in Brazil and the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the year 2016.(3) Based on CAFD pre corporate debt service for the year 2016

 1. Financial Results  2. Strategic Update  3. Q&A  AGENDA   Appendix

 1. Financial Results

     12 monthsDec 15  790.9  636.5  80%  178.5      ∆  +23%  +21%      HIGHLIGHTSStrong Full Year 2016 Key Financials, with an Excellent Q4 CAFD  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  12 monthsDec 16  971.8  772.1  79%  (4%)  CAFD  171.22  US $ in millions   (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil or its compensation ($27.9M for the year 2016 and $18.4M for the year 2015) and our share in EBITDA of unconsolidated affiliates ($8.8M related to Honaine for the year 2016 and $12.3M related to Honaine and Helioenergy for the year 2015).(2) CAFD includes $6.8M and $28.0M compensation of preferred equity investment in Brazil in the three-month and twelve-month periods ended December 31, 2016 respectively, and the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the year 2016.  $59.1 million of CAFD2 generated in Q4 2016        Guidance for the year achieved

Full Year 2016 Earnings Presentation

Atlantica Yield

HIGHLIGHTS

All Segments Have Delivered Solid Numbers During 2016

US $ in millions

	NORTH AMERICA 12 months Dec 16	NORTH AMERICA 12 months Dec 15	NORTH AMERICA Δ	SOUTH AMERICA 12 months Dec 16	SOUTH AMERICA 12 months Dec 15	SOUTH AMERICA Δ	EMEA 12 months Dec 16	EMEA 12 months Dec 15	EMEA Δ
Revenue	337.0	328.1	3%	118.8	112.5	6%	516.0	350.3	47%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	284.7	279.6	2%	124.6	110.9	12%	362.8	246.0	47%
Margin	84%	85%		105%	99%		70%	70%	

US $ in millions

	RENEWABLES 12 months Dec 16	RENEWABLES 12 months Dec 15	RENEWABLES Δ	CONVENTIONAL 12 months Dec 16	CONVENTIONAL 12 months Dec 15	CONVENTIONAL Δ	TRANSMISSION 12 months Dec 16	TRANSMISSION 12 months Dec 15	TRANSMISSION Δ	WATER 12 months Dec 16	WATER 12 months Dec 15	WATER Δ
Revenue	724.4	543.0	33%	128.0	138.7	(8%)	95.1	86.4	10%	24.3	22.8	7%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	538.4	417.2	29%	106.5	107.7	(1%)	104.8	89.0	18%	22.4	22.6	(1%)
Margin	74%	77%		83%	78%		110%	103%		92%	99%	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil or its compensation ($28.0M for the year 2016 and $18.4M for the year 2015) and our share in EBITDA of unconsolidated affiliates ($8.8M related to Honaine for the year 2016 and $9.1M related to Honaine + $3.2M related to Helioenergy for the year 2015).

7

     KEY OPERATIONAL METRICSGood Overall Operating Performance      GWh produced  12 months Dec 16  3,087  12 months Dec 15  2,536          GWh produced  Electric availability  12 months Dec 16  2,416  12 months Dec 15  2,465  99.1%  101.7%          Availability  12 months Dec 16  12 months Dec 15  100.0%  99.9%          Availability  12 months Dec 16  101.8%  12 months Dec 15  101.5%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,442  1,441  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Conventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically.Electric availability refers to operational MWh over contracted MWh with Pemex. Availability refers to actual availability divided by contracted availability.  1  4  2  4  3  1

 CASH FLOWSolid Operating Cash Flow           Net change in cash  OPERATING CASH FLOW  US $ in millions   12 monthsDec 16  12 monthsDec 15  Further Adjusted EBITDA incl. unconsolidated affiliates  (12.3)  (8.8)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital     Non-monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   636.5  772.1  (310.2)  (334.1)  73.1  (87.6)  (96.8)  299.5  (929.8)  (26.3)  810.9  (226.1)  180.6  82.0  2.0  334.4

     LIQUIDITYStrong Liquidity      US $ in millions  Corporate cash at Atlantica Yield  122.2  Cash at project companies   - Restricted - Unrestricted  STFI1 at project companies  472.6  236.1236.5  As of Dec. 31,2016  79.3    (1) STFI stands for Short Term Financial Investments (restricted).  CASH POSITION   TOTAL LIQUIDITY    45.5  469.2  191.3277.9  As of Dec. 31,2015  77.1    674.1  591.8

   FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net corporate debt1  546.0  Net project debt1  Net corporate debt / CAFD pre corporate debt service2  4,857.9  As of Dec. 31,2016  2.7x  DEBT POSITION    619.0  5,001.4  As of Dec. 31,2015  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Based on CAFD pre corporate debt service for the year 2016.

     FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,404  5,620  668  41  334  Other(Accrued interest, translation differences, etc)  Interest paid  Operations1  41  Dividends    In $ millions  DEC 16  DEC 15    36  Acquisitions    +$180  of Principal Project Debt Amortized in 2016

 2. Strategic Update

   STRATEGIC OBJECTIVESA Much Stronger Company  Execution  Waivers  Full Autonomy    Stronger Financial Structure  EBITDA  Assets performance  CAFD                                    2016        Strategic Priorities Accomplished

   FINANCINGHolding Company Debt Successfully Refinanced  Private placement with a leading infrastructure fund. Contract signed, funding in processThree notes with bullet maturities:€ 92.0M maturity 2022€ 91.5M maturity 2023€ 91.5M maturity 2024  € 275 million of New Long-Term Corporate Financing  Interest rate to be hedged, expected at a 5.60-5.70% average cost  $290 million of our RCF Tranche B maturing in December 2017 will be fully prepaid and cancelled immediately  Natural hedge for our € exposure

 DIVIDENDQuarterly Dividend Increase of 53%    Quarterly dividend of $0.25 per share approved, +53% versus last quarter, reflecting key waivers and forbearances secured in the last monthsSame reasoning as last quarter (percentage of assets not requiring waivers) but percentage used increased from 45% to 70%Upcoming quarterly dividends expected to continue increasing as last waivers and forbearances are secured

Full Year 2016 Earnings Presentation

Atlantica Yield

STRATEGIC OBJECTIVES

Reaffirm the Strength of Existing Portfolio

LONG-TERM HIGH QUALITY CONTRACTS

Weighted average contracted life remaining[1] **21 years**

100% contracted revenues[2]

- **Investment grade offtakers[3]**
- **Minimal commodity risk**

DIVERSIFIED PORTFOLIO



Risks balanced across geographies and technologies

- **Access to more opportunities**

+90% of run-rate CAFD dollarized

- **68% CAFD from Availability-based contracts**

STRONG CORPORATE STRUCTURE

- **Majority of independent directors**
- **No IDRs**
- **Tax efficient structure**



(1) Represents weighted average years remaining as of December 31, 2016.
(2) Regulated in the case of the Spanish assets.
(3) Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated.

17

 FINANCINGSustainable Project Debt Profile  SELF AMORTIZING DEBT STRUCTURE  ASSETS  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedgedSignificant “Tail periods” in a large majority of the projects  $5,330  $4,173    +$1.1B reduction in the next 5 years

 Deliver EBITDA and CAFD targets while positioning the Company to achieve run-rate    STRATEGIC OBJECTIVESPriorities for 2017  Restart Accretive Growth through partnerships and acquisitions  Use Extra Cash to create shareholders value  1    2    3

           STRATEGIC OBJECTIVES2017 Guidance Without Considering Acquisitions      2017  760  Range in $ Millions  CAFD Net  170    810  190  Further Adjusted EBITDA incl. unconsolidated affiliates  Dividend distributions: 80% pay-out ratio1  -  -  Subject to waivers and forbearances and Board of Directors’ approval  ESTIMATED CAFD OF EXISTING PORTFOLIO      200  215  -    Total cash available including potential proceeds from Abengoa’s debt and equity    RUN-RATE  >200

Full Year 2016 Earnings Presentation

Atlantica Yield

STRATEGIC OBJECTIVES

Partnership with Starwood: Ten West Link Project

PROJECT DESCRIPTION

114 mile Transmission Line

- **Located in California and Arizona**
- Offtaker: **CAISO,** A+/A+ rating[1]
- ~**50 years** of project life-time
- **Expected to reach COD in 2020**
- **Geographical synergies** with existing assets in U.S.

TRANSACTION

- **12.5% interest to be acquired** from Abengoa at cost
- **Joint development with Starwood Energy Group**, a private investment firm specialized in energy infrastructure assets
- Investment commitment for **up to $10M** in the upcoming 3 years

(1) Reflects the credit ratings issued by S&P and Fitch, respectively

21

 3. Q&A

 Appendix

Full Year 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016
Revenues US $ in thousands	**99,505**	**93,380**	**118,304**	**190,265**	**267,345**	**214,967**	**790,881**	**206,376**	**261,302**	**295,272**	**208,847**	**971,797**
F.A. EBITDA margin (%)	*89.7%*	*87.4%*	*88.9%*	*83.9%*	*81.8%*	*71.2%*	*80.5%*	*75.0%*	*79.5%*	*89.5%*	*69.6%*	*79.5%*
Further Adj. EBITDA incl. unconsolidated affiliates	**89,253**	**81,598**	**105,186**	**159,600**	**218,650**	**153,074**	**636,510**	**154,879**	**207,645**	**264,262**	**145,326**	**772,112**
ABY pro-rata share of EBITDA from unconsolidated affiliates	-	-	(5,477)	(1,622)	(2,121)	(3,071)	(12,291)	(2,332)	(2,193)	(2,157)	(2,120)	(8,802)
Further Adjusted EBITDA	**89,253**	**81,598**	**99,709**	**157,978**	**216,529**	**150,003**	**624,219**	**152,547**	**205,452**	**262,105**	**143,206**	**763,310**
Dividends from unconsolidated affiliates	-	-	-	-	4,163	254	4,417	-	4,984	-	-	4,984
Non-monetary items	(8,631)	(9,748)	(21,229)	(23,741)	(21,447)	(24,993)	(91,410)	(18,356)	(12,563)	(11,508)	(16,948)	(59,375)
Interest and income tax paid	(15,078)	(67,886)	(19,291)	(113,023)	(46,161)	(131,759)	(310,234)	(27,613)	(137,371)	(27,183)	(141,890)	(334,057)
Principal amortization of indebtedness net of new indebtedness at project level	(10,058)	(11,556)	(8,790)	(41,873)	(38,573)	(86,153)	(175,389)	(14,254)	(53,851)	(18,792)	(95,739)	(182,636)
Deposits into/withdrawals from debt service accounts	(10,572)	(884)	(211)	(6,352)	(10,090)	(183)	(16,837)	(34,155)	12,291	(43,027)	18,186	(46,705)
Change in non-restricted cash at project companies	(16,748)	29,139	16,255	47,092	(62,285)	71,155	72,217	(41,089)	59,969	(90,385)	112,918	41,413
Dividends paid to non-controlling interests	-	-	-	-	(4,665)	(3,642)	(8,307)	-	(5,479)	(3,473)	-	(8,952)
Changes in other assets and liabilities	(38)	7,738	(27,944)	24,516	21,105	62,143	79,821	(13,237)	(33,824)	(13,957)	39,325	(21,694)
Asset refinancing	-	-	-	-	-	-	-	14,893	-	-	-	14,893
Cash Available For Distribution (CAFD)	**28,127**	**28,401**	**38,500**	**44,595**	**58,576**	**36,825**	**178,496**	**18,736**[3]	**39,607**	**53,780**[5]	**59,058**[5]	**171,181**
Dividends declared[1]	23,696	20,736	34,074	40,087	43,093	-	117,254	-	29,063	16,335	25,054	70,452
# of shares at the end of the period	80,000,000	80,000,000	80,000,000	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**0.2962**	**0.2592**	**0.3400**	**0.4000**	**0.4300**	**-**	**1.1700**	**-**	**0.2900**[4]	**0.1630**	**0.2500**	**0.7030**
Debt details US $ in millions												
Project debt	2,487.1	3,823.1	3,796.7	5,241.2	6,042.6	5,470.7	5,470.7	5,666.8	5,512.1	5,612.9	5,330.5	5,330.5
Project cash	(178.9)	(198.8)	(182.5)	(373.3)	(618.9)	(469.2)	(469.2)	(529.4)	(469.7)	(587.6)	(472.6)	(472.6)
Net project debt	**2,308.2**	**3,624.3**	**3,614.1**	**4,867.9**	**5,423.7**	**5,001.5**	**5,001.5**	**5,137.4**	**5,042.4**	**5,025.3**	**4,857.9**	**4,857.9**
Corporate debt	-	378.5	376.1	377.1	668.7	664.5	664.5	669.9	666.3	671.6	668.2	668.2
Corporate cash	(86.2)	(155.4)	(84.9)	(154.8)	(43.6)	(45.5)	(45.5)	(45.4)	(84.9)	(85.8)	(122.2)	(122.2)
Net corporate debt	**(86.2)**	**223.1**	**291.2**	**222.3**	**625.1**	**619.0**	**619.0**	**624.5**	**581.4**	**585.8**	**546.0**	**546.0**
Total net debt	**2,222.0**	**3,847.4**	**3,905.3**	**3,090.2**	**6,048.8**	**5,620.5**	**5,620.5**	**5,761.9**	**5,623.8**	**5,611.2**	**5,403.8**	**5,403.8**
Net Corporate Debt/CAFD pre corporate interests[2]	**na**	**2.2x**	**1.8x**	**1.3x**	**2.2x**	**2.9x**	**2.9x**	**2.9x**	**2.7x**	**2.7x**	**2.7x**	**2.7x**

(1) Dividends are paid to shareholders in the quarter after they are declared;
(2) Ratios presented are the ratios shown on each quarter's earnings presentations;
(3) Includes the impact of a one-time partial refinancing of ATN2;
(4) Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.
(5) Includes compensation on ACBH ($21.2M in the third quarter and $6.8M in the fourth quarter of 2016).

24

Full Year 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016
by Geography US $ in thousands												
NORTH AMERICA	50,040	48,646	55,943	94,214	109,654	68,328	328,139	65,232	100,617	109,491	61,722	337,061
SOUTH AMERICA	24,322	23,014	24,405	26,227	29,617	32,231	112,480	29,008	28,973	30,183	30,599	118,763
EMEA	25,143	21,720	37,956	69,824	128,074	114,408	350,262	112,135	131,712	155,598	116,527	515,973
by Business Sector												
RENEWABLES	51,599	40,791	63,680	129,747	204,412	145,173	543,012	141,166	201,246	235,844	146,070	724,326
CONVENTIONAL	28,073	33,556	31,330	34,009	34,676	38,702	138,717	35,179	30,289	29,452	33,127	128,046
TRANSMISSION	19,833	19,033	19,159	20,079	22,046	25,109	86,393	23,530	23,383	23,822	24,402	95,137
WATER	-	-	4,136	6,429	6,211	5,983	22,759	6,501	6,384	6,154	5,249	24,288
Total Revenue	99,505	93,380	118,304	190,265	267,345	214,967	790,881	206,376	261,302	295,272	208,848	971,797

Further Adj. EBITDA incl. unconsolidated affiliates	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016
by Geography												
NORTH AMERICA	49,014	42,697	50,941	86,356	94,739	47,523	279,559	51,212	89,959	103,049	40,470	284,690
	97.9%	87.8%	91.1%	91.7%	86.4%	69.6%	85.2%	78.5%	89.4%	94.1%	65.6%	84.5%
SOUTH AMERICA[1]	24,323	23,399	24,998	26,625	29,171	30,111	110,905	24,062	23,996	45,496	31,046	124,599
	100.0%	101.7%	102.4%	101.5%	98.5%	93.4%	98.6%	82.9%	82.8%	150.7%	101.5%	104.9%
EMEA	15,916	15,502	29,247	46,619	94,739	75,441	246,046	79,605	93,690	115,718	73,810	362,823
	63.3%	71.4%	77.1%	66.8%	74.0%	65.9%	70.2%	71.0%	71.1%	74.4%	63.3%	70.3%
by Business Sector												
RENEWABLES	44,114	33,131	52,760	106,404	162,971	95,022	417,157	102,170	155,253	191,570	89,435	538,427
	85.5%	81.2%	82.9%	82.0%	79.7%	65.5%	76.8%	72.4%	77.1%	81.2%	61.2%	74.3%
CONVENTIONAL	24,834	28,511	26,961	26,358	26,937	27,415	107,671	27,079	26,655	26,390	26,367	106,492
	88.5%	85.0%	86.1%	77.5%	77.7%	70.8%	77.6%	77.0%	88.0%	89.6%	79.6%	83.2%
TRANSMISSION[1]	20,305	19,956	20,529	21,326	22,885	24,307	89,047	19,410	19,948	40,551	24,886	104,795
	102.4%	104.8%	107.2%	106.2%	103.8%	96.8%	103.1%	82.5%	85.3%	170.2%	102.0%	110.2%
WATER	-	-	4,936	5,512	5,856	6,331	22,635	6,220	5,789	5,751	4,638	22,398
			119.4%	85.7%	94.3%	105.8%	99.5%	95.7%	90.7%	93.5%	88.3%	92.2%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	89,253	81,598	105,186	159,600	218,649	153,075	636,510	154,879	207,645	264,262	145,325	772,112
	89.7%	87.4%	88.9%	83.9%	81.8%	71.2%	80.5%	75.0%	79.5%	89.5%	69.6%	79.5%

(1) Includes $21.2M in the third quarter and $6.8M in the fourth quarter of 2016 corresponding to the compensation on ACBH.

25

 EBITDA-CAFD RECONCILIATIONReconciliation of EBITDA to CAFD          ATN2 refinancing  CASH GENERATED  US $ in millions   12m 2016  12m 2015  (12.3)  (8.8)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates1  636.5  772.1  (310.2)  (334.1)  79.8  (21.7)  (175.4)  (182.6)  106.3  114.9  -  14.9  Deposits in/withdrawals from restricted accounts  (16.8)  (46.7)  (91.4)  (59.4)  Non-monetary adjustments  Change in non-restricted cash at project companies  72.2  41.4  CAFD  178.5  171.2  4.4  5.0  Dividends from unconsolidated affiliates  Dividends paid to non-controlling interest  (8.3)  (8.9)  Includes dividend from our preferred equity investment in Brazil or its compensation ($28.0 M for the year, 2016 and $18.4 M for the year 2015)  (2) CAFD includes $28.0M compensation of preferred equity investment in Brazil and the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the year 2016  (2)

Full Year 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016
RENEWABLES	(MW)	430	891	991	1,241	1,441	1,441	1,441	1,441	1,441	1,442	1,442	1,442
CONVENTIONAL	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,018	1,018	1,018	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099
WATER	(Mft³/day)	-	-	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Production / Availability													
RENEWABLES	(GWh)	300	184	319	764	958	495	2,536	514	974	1,098	501	3,087
CONVENTIONAL[2]	(GWh)	640	629	628	616	601	620	2,465	529	621	649	617	2,416
	(electric availability %)[3]	104.6%	101.0%	101.7%	101.9%	101.7%	101.5%	101.7%	87.5%	102.5%	103.5%	103.3%	99.1%
TRANSMISSION	(availability %)[4]	100.0%	100.0%	99.9%	99.8%	99.3%	100.0%	99.9%	99.9%	99.9%	99.9%	100.0%	100.0%
WATER	(availability %)[4]	-	-	96.8%	103.2%	101.6%	102.5%	101.5%	101.5%	102.7%	102.9%	100.2%	101.8%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
(3) Electric availability refers to operational MWh over contracted MWh with Pemex.
(4) Availability refers to actual availability divided by contracted availability.

27

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016                                         US     28.1%  14.4%  14.3%  33.7%  34.5%  17.1%  24.9%    17.3%  36.4%  33.5%  16.0%  25.8%   Spain     34.3%  8.1%  15.1%  30.6%  31.3%  8.6%  21.0%    14.2%  27.0%  35.4%  9.9%  20.4%   Kaxu            26.0%  31.1%  29.3%(2)    42.2%  25.8%  33.2%  34.3%  33.9%                                WIND (Uruguay)     42.8%  38.0%  27.3%  34.4%  41.9%  39.3%  35.8%    31.6%  32.2%  35.9%  34.9%  33.7%  SOLAR                                                                                                                      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Average capacity factor in Kaxu for 2015 calculated from August 1, 2015.

Full Year 2016 Earnings Presentation

Atlantica Yield

STABLE PORTFOLIO

Long-Dated Contracts with Credit Worthy Counterparties

LONG-TERM CONTRACTS

21

Weighted average years remaining[2]

HIGH QUALITY OFFTAKERS

+95%

Investment grade offtakers[1]

LOW DEPENDENCE ON NATURAL RESOURCES[3]



- **32%** PRODUCTION-BASED
- **68%** AVAILABILITY-BASED

(1) Based on Moody's rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.
(2) Represents weighted average years remaining as of December 31, 2016.
(3) Based on run-rate CAFD estimations.

29

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term1  Project debt term  Year  (1) Regulation term in the case of Spain.

Full Year 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown[1]

CURRENCY[2]

+90% Denominated in USD

SECTOR



- 73% Renewable
- 17% Conventional
- 7% Transmission
- 3% Water

GEOGRAPHY



- 41% North America
- 40% Europe
- 12% South America
- 7% RoW

~ 90% of long term interest rate in projects is fixed or hedged

(1) All amounts based on run-rate CAFD estimations and assumes no acquisitions.
(2) Including the effect of currency swap agreements

31

   2017  2018  2019  2020  2021  Thereafter  Total  NORTH AMERICA  58.3  60.3  70.1  80.2  79.0  1,523.0  1,870.9  SOUTH AMERICA  31.7  23.1  25.4  28.3  31.4  755.3  895.3  EMEA  121.2  125.6  133.6  138.6  150.6  1,894.8  2,564.3  Total  211.2  209.0  229.1  247.1  261.0  4,173.1  5,330.5  US $ in millions        PROJECT DEBT Repayment Schedule as of December 31, 2016     2017  2018  2019  2020  2021  Thereafter  Total  RENEWABLES  157.0  170.7  182.2  190.9  200.9  3,077.4  3,979.1  CONVENTIONAL  27.7  16.8  23.2  30.1  31.4  469.0  598.3  TRANSMISSION  21.5  16.4  18.5  20.6  23.0  611.6  711.5  WATER  5.0  5.1  5.2  5.5  5.7  15.1  41.6  Total  211.2  209.0  229.1  247.1  261.0  4,173.1  5,330.5          Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)

         3 monthsDec 16  3 monthsDec 15  1.7  (0.6)    (234.2)  (14.5)  1.4  (44.3)  (3.2)  302.4  98.9  237.3  77.3  98.5  4.6  6.8  3.1  2.1  (1.5)  323.4  Q4 2016 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period            US $ in millions   12 monthsDec 16  12 monthsDec 15  Profit/(loss) for the period attributable to the Company  10.8  6.5  Profit attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method    Financial expense, net  (209.0)  (4.9)  23.8  1.7  (7.9)  526.8  405.7  636.5  261.3  332.9  18.4  27.9  12.3  8.8  (6.6)  772.1  145.3  153.1  Further Adjusted EBITDAincl. unconsolidated affiliates  68.1  37.9  Operating Profit  344.5  402.4  Depreciation, amortization, and impairment charges  Dividend from exchangeable preferred equity investment in ACBH  ABY’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  150.0  143.2  624.2  763.3

Full Year 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

RENEWABLE ENERGY

ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS CONTRACT LEFT	CCV
Solana		100% [2]	USA (Arizona)	280 MW	APS	A-/A3/BBB+	27	USD
Mojave		100%	USA (California)	280 MW	PG&E	BBB+/Baa1/A-	23	USD
Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21/20	USD [4]
Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	20	USD [4]
PS 10/20		100%	Spain	31 MW	Kingdom of Spain	BBB+/Baa2/BBB+	15/17	USD [4]
Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	20	USD [4]
Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21	USD [4]
Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	18/18/19	USD [4]
Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22	USD [4]
Seville PV		80%	Spain	1 MW	Kingdom of Spain	BBB+/Baa2/BBB+	19	EUR
Kaxu		51%	South Africa	100 MW	Eskom	BBB-/Baa2/BBB- [3]	18	ZAR
Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [3]	17	USD
Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- [3]	18	USD

(1) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in Euros dollarized through a currency swap contract with Abengoa

34

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCY  CONVENTIONALPOWER  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  16  USD (2)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  24  USD (2)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  27  USD (2)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  16  USD (2)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  18  USD (2)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  21  USD (2)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  17  USD (2)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  21  USD (2)        Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.USD denominated but payable in local currency.

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: February 27, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer